FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces an extension of the expiration date for the tender offer for ARC- Retail Centers of America, Inc.

Moraga, Calif. (Market Wire)— January 24, 2017—Affiliates of MacKenzie Capital Management, LP has extended the expiration date of the offer from January 24, 2017 to February 7, 2017. As of the date hereof, 1,398.97 Shares have been tendered by Shareholders and not withdrawn, approximately 0.0014% of the outstanding Shares.

Other than extending the expiration date, no other terms of the Offer are changed.  Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556